

May 23, 2013

Via E-mail
Mr. G. Cotter Cunningham
Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, TX 78701

> **Re: RetailMeNot, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2013**
> **CIK No. 0001475274**

Dear Mr. Cunningham:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview, page 1

1. We note your response to comment 6 from our letter dated May 2, 2013. Please revise your disclosure to reconcile your response which indicates that of the 89 top retailers in the Internet Retailer 2012 Top 500 Guide none of these individually accounted for more than 3%, whereas your registration statement states that this percentage is 2%.

Our Industry, page 2

2. We note your response to comment 10 from our letter dated May 2, 2013. Please revise your disclosure to include a bullet point providing context to your <u>current</u> business

operations, including for example, a measure of market-size narrowed to dollar amounts limited to the U.S. and each of your five current operating markets.

3. In the bullet point about mobile commerce, please discuss your difficulties in generating revenues from mobile platforms.

Solutions for Retailers, page 3

4. We note your response to comment 14 from our letter dated May 2, 2013, including the definition of "monthly unique visitors." Please clarify, if true, that one person could be considered more than one unique visitor if the person visits your website using different computers or different devices, such as a mobile smartphone or tablet. Also revise your disclosure to discuss, in the same sections, what percentage of monthly unique visitors results in a revenue generating event.

Our Competitive Strengths, page 4

5. We have considered your response to comment 17 from our letter dated May 2, 2013. We continue to believe that the table presenting data on the IR100 cohort retailers is more appropriate for the Business section where you provide more detail. While you state that it is important to provide this table in the Prospectus Summary because it is indicative of the company's growth as a whole, we note numerous other places throughout the Prospectus Summary where you highlight your growth. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business, business strategy and market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

6. We note your response to comment 7 from our letter dated May 2, 2013. Please revise your disclosure to discuss whether there is a difference in the commission rates ultimately received by the company depending whether the relationship with the retailer is direct or commissions are received through a performance management network. For example, clarify whether the service provided by the performance management network results in a generally lower commission rate received by the company. We note your response to comment 26.

7. Please explain in greater detail how you establish relationships with performance management networks, or whether this conduit of revenue is primarily managed by the retailer you seek to include on your website. We note that a retailer, in addition to paying you commissions on coupons used to purchase their products, also pays fees to the performance network.

8. In your response to comment 7 from our letter dated May 2, 2013, you state that "in most cases paid retailers contract with performance marketing networks to provide affiliate tracking links to the paid retailer…" Please expand your disclosure to discuss what, if any, contractual arrangement the company enters into directly with performance marketing networks, whether independently or in connection with a paid retailer contract with a performance marketing network.

9. Please explain how you determine what retailers and digital coupons to include on your website. Discuss whether, when you enter into an arrangement with a performance management network, you have access to all the affiliate tracking links of that performance management network. Explain how the commission rates you receive are determined under your arrangements with performance management networks, including whether there is any negotiation or whether the rates are fixed.

10. Again, we note that in most instances paid retailers contract with performance marketing networks. Please explain why some retailers do not, choosing instead to contract directly with you. For example, explain whether this is a product of the retailer's scale, geographical reach, or some other factor or factors.

11. We note your response to comment 23 and note that as of December 31, 2012, you disclose that you had commission arrangements with more than 10,000 retailers. Please provide us with your basis for this statement.

12. Further, revise to define "commission arrangement" and clarify if you had 10,000 individual agreements with retailers.

13. Please identify the performance management networks that accounted for more than 10% of your net revenues in each period and quantify the percentage of net revenues from each of these performance management networks.

Business, page 95

2012 IR100 Cohort Analysis, page 108

14. Please revise your disclosure to provide balance and context. Clearly explain the significance of the IR100 group to your current business and business strategy. Discuss the similarities and difference between the IR100 group and other client groups, such as the top 500 paid retailers, the rest of your retailers and all your retailers as a whole by, for example, including data on the top 500 paid retailers and all of your retailers as a whole data group. Also discuss how these different client groups represent your current business and business strategy, tying this information to statistics such as percentage of revenue attributable to each group.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, net, page F-8

15. We note your response to and reissue comment 33. Please tell us about your historical experience and the facts upon which you based your determination that losses from uncollectible receivables should be accrued by $105,000, $295,000 and $626,000 during fiscal 2010, 2011 and 2012, respectively. In addition, please provide us with a copy of the analysis that supports the balances recorded in the allowance for doubtful accounts as of December 31, 2010, 2011 and 2012.

16. Revise to disclose if any individual performance marketing networks accounted for more than 10% of net revenues or accounts receivable at December 31, 2010, 2011 and 2012.

17. We note your response to comment 38. Consistent with your disclosure on page 59, revise your note disclosure to clarify that commission revenues are reported net of a reserve for estimated returns. Please also expand the table on page F-10 to disclose the amounts of additions to as well as deductions from the reserve account.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Christine Adams, Staff Accountant, at 202-551-3363 or Terry French, Accountant Branch Chief, at 202-551-4587 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Samer M. Zabaneh, Esq.
        Justin Bowes, Esq.
        DLA Piper LLP